Exhibit 99.1

Condensed Interim Consolidated Financial Statements

June 30, 2015

(unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2015	2014	2015	2014
Continuing operations
Revenue	4	$421,261	$459,548	$847,418	$573,495
Cost of sales	5	(225,662)	(383,461)	(483,529)	(476,943)
Gross margin		195,599	76,087	363,889	96,552

Operating expenses	6	(94,066)	(98,572)	(187,609)	(167,449)
Corporate administration expenses		(5,797)	(8,529)	(9,299)	(14,961)
Other (expenses) income	7	(38,628)	10,118	(44,549)	11,347
Income (loss) before finance items and taxes		57,108	(20,896)	122,432	(74,511)

Finance items
Finance income	8	613	1,506	1,211	6,620
Finance costs	8	(629)	(1,939)	(2,360)	(10,405)
		(16)	(433)	(1,149)	(3,785)
Income (loss) from continuing operations before taxes		57,092	(21,329)	121,283	(78,296)

Provision for income and other taxes		(12,888)	(12,535)	(24,651)	(25,919)
Income (loss) from continuing operations		44,204	(33,864)	96,632	(104,215)

Discontinued operations
Income (loss) after tax from discontinued operations	14	(26,954)	(22,548)	33,650	(43,533)
Income (loss) for the period		$17,250	$(56,412)	$130,282	$(147,748)

Attributable to owners of Turquoise Hill Resources Ltd.		24,875	7,884	121,045	(13,759)
Attributable to owners of non-controlling interests		(7,625)	(64,296)	9,237	(133,989)
Income (loss) for the period		$17,250	$(56,412)	$130,282	$(147,748)

Income (loss) attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$49,889	$20,136	$117,030	$10,667
Discontinued operations		(25,014)	(12,252)	4,015	(24,426)
		$24,875	$7,884	$121,045	$(13,759)

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$0.02	$0.01	$0.06	$0.01
Discontinued operations		(0.01)	(0.01)	-	(0.01)
Income (loss) for the period		$0.01	$-	$0.06	$-

Basic weighted average number of shares outstanding (000’s)		2,012,309	2,012,249	2,012,306	1,939,982

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Income (loss) for the period	$17,250	$(56,412)	$130,282	$(147,748)

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 19)	2,152	(7,812)	(6,818)	(14,779)
Losses on revaluation of available for sale investments transferred to the statement of income (Note 19)	921	-	8,996	1,766
Tax relating to components of other comprehensive income	-	54	-	54
Other comprehensive income (loss) for the period	$3,073	$(7,758)	$2,178	$(12,959)

Total comprehensive income (loss) for the period	$20,323	$(64,170)	$132,460	$(160,707)

Attributable to owners of Turquoise Hill	$27,948	$(57)	$123,223	$(26,675)
Attributable to owners of non-controlling interests	(7,625)	(64,113)	9,237	(134,032)
Total comprehensive income (loss) for the period	$20,323	$(64,170)	$132,460	$(160,707)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2015	2014	2015	2014
Cash generated from operating activities before interest and tax	21	$239,182	$153,791	$340,653	$41,922

Interest received		362	211	645	211
Interest paid		-	(933)	-	(19,367)
Income and other taxes paid		(4,995)	(366)	(9,468)	(366)
Net cash generated from operating activities		234,549	152,703	331,830	22,400

Cash flows from investing activities
Proceeds from sale of discontinued operations	14	5,353	-	5,353	-
Proceeds from sale and redemption of financial assets		3,907	-	16,782	-
Expenditures on property, plant and equipment	12	(35,164)	(68,141)	(59,447)	(144,979)
Proceeds from sales of mineral property rights and other assets		-	3,832	1,237	4,000
Other investing cash flows		86	168	989	168
Cash used in investing activities of continuing operations		(25,818)	(64,141)	(35,086)	(140,811)
Cash generated from (used in) investing activities of discontinued operations		-	1,854	(114)	(1,525)
Cash used in investing activities		(25,818)	(62,287)	(35,200)	(142,336)

Cash flows from financing activities
Issue of share capital	18	-	25	20	2,288,473
Proceeds from bridge funding facility	15	-	-	-	62,373
Repayment of interim and bridge funding facilities	15	-	-	-	(2,191,635)
Proceeds from credit facilities	15	-	30,000	-	143,826
Repayment of credit facilities	15	-	(60,000)	-	(60,000)
Cash from financing activities of continuing operations		-	(29,975)	20	243,037
Cash from financing activities of discontinued operations		-	3	3,500	7
Cash from financing activities		-	(29,972)	3,520	243,044

Effects of exchange rates on cash and cash equivalents		269	61	174	(4)
Net increase in cash and cash equivalents		209,000	60,505	300,324	123,104

Cash and cash equivalents - beginning of period		$957,867	$140,711	$866,543	$78,112
Cash and cash equivalents - end of period		1,166,867	201,216	1,166,867	201,216
Less cash and cash equivalents classified in current assets held for sale		-	-	-	-
Cash and cash equivalents as presented on the statement of financial position		$1,166,867	$201,216	$1,166,867	$201,216

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	June 30, 2015	December 31, 2014	January 1, 2014

Current assets
Cash and cash equivalents	9	$1,166,867	$862,755	$78,112
Inventories	10	342,889	396,782	844,510
Trade and other receivables		14,285	14,519	4,853
Prepaid expenses and other assets	11	59,657	76,903	105,088
Due from related parties	23	15,015	7,864	5,070
Assets held for sale	14	33,136	229,489	-
		1,631,849	1,588,312	1,037,633

Non-current assets
Property, plant and equipment	12	6,453,229	6,597,395	7,209,453
Inventories	10	92,752	52,757	21,229
Financial assets	13	15,599	60,553	370,471
		6,561,580	6,710,705	7,601,153
Total assets		$8,193,429	$8,299,017	$8,638,786

Current liabilities
Borrowings and other financial liabilities	15	-	-	2,145,093
Trade and other payables	16	168,542	185,852	280,395
Deferred revenue		126,413	140,135	107,796
Payable to related parties	23	36,910	53,784	247,692
Liabilities held for sale	14	-	120,871	-
		331,865	500,642	2,780,976
Non-current liabilities
Borrowings and other financial liabilities	15	13,834	14,086	108,866
Deferred income tax liabilities		135,815	122,820	91,380
Decommissioning obligations	17	95,462	93,004	118,562
		245,111	229,910	318,808
Total liabilities		$576,976	$730,552	$3,099,784

Equity
Share capital	18	11,432,084	11,432,060	9,150,621
Contributed surplus		1,555,773	1,555,721	1,551,466
Accumulated other comprehensive (loss) income	19	(2,327)	(4,505)	22,347
Deficit		(4,665,618)	(4,788,340)	(4,815,269)
Equity attributable to owners of Turquoise Hill		8,319,912	8,194,936	5,909,165
Attributable to non-controlling interests	20	(703,459)	(626,471)	(370,163)
Total equity		7,616,453	7,568,465	5,539,002
Total liabilities and equity		$8,193,429	$8,299,017	$8,638,786

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on August 5, 2015 and signed on their behalf by:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

Six Months Ended June 30, 2015	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income for the period	-	-	-	121,045	121,045	9,237	130,282
Comprehensive income for the period	-	-	2,178	-	2,178	-	2,178
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share options	24	52	-	-	76	-	76
Other increase (decrease) in non-controlling interests (Note 20)	-	-	-	-	-	(88,048)	(88,048)
Closing balance	$11,432,084	$1,555,773	$(2,327)	$(4,665,618)	$8,319,912	$(703,459)	$7,616,453

Six Months Ended June 30, 2014	Attributable to owners of Turquoise Hill
	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity
Opening balance	$9,150,621	$1,551,466	$22,347	$(4,815,269)	$5,909,165	$(370,163)	$5,539,002

Loss for the period	-	-	-	(13,759)	(13,759)	(133,989)	(147,748)
Comprehensive loss for the period	-	-	(12,916)	-	(12,916)	(43)	(12,959)
Equity issued for rights offering (Note 18), net of share issue costs of $79,875	2,280,984	-	-	-	2,280,984	-	2,280,984
Equity issued to holders of non-controlling interests	-	2,165	-	-	2,165	(2,305)	(140)
Employee share options	264	1,289	-	-	1,553	147	1,700
Closing balance	$11,431,869	$1,554,920	$9,431	$(4,829,028)	$8,167,192	$(506,353)	$7,660,839

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on August 5, 2015. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at June 30, 2015.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2015. The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS issued and applicable as of August 5, 2015, the date the Board of Directors approved the financial statements. An explanation of how the transition to IFRS has affected the reported equity and comprehensive income (loss) of the Company is provided in Note 26.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2014, prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and interim financial statements for the three months ended March 31, 2015 prepared in accordance with IFRS applicable to interim financial statements.

(b)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2015, and have not been applied in preparing these condensed interim consolidated financial statements. The following standards may have a potential effect on the consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s consolidated financial statements for the year ending December 31, 2018 and is expected to impact the classification and measurement of financial assets and financial liabilities.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	Summary of significant accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

The Company does not intend to early adopt IFRS 9 in its financial statements for the annual period ending December 31, 2015. The extent of the impact of adoption has not yet been determined.

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company does not intend to early adopt IFRS 15 in its financial statements for the year ending December 31, 2015. The extent of the impact of adoption of the standard has not yet been determined.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the condensed interim consolidated financial statements of the Company.

3.	Operating segments - continuing operations

	Three Months Ended June 30, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$421,261	$-	$421,261
Cost of sales	(225,662)	-	(225,662)

Gross margin	195,599	-	195,599

Operating expenses	(55,769)	(38,297)	(94,066)
Corporate administration expenses	-	(5,797)	(5,797)
Other expenses	(985)	(37,643)	(38,628)

Income (loss) before finance items and taxes	138,845	(81,737)	57,108

Finance items
Finance income	257	356	613
Finance costs	(113,501)	112,872	(629)

Income (loss) from continuing operations before taxes	$25,601	$31,491	$57,092

Provision for income and other taxes	(61)	(12,827)	(12,888)

Income (loss) from continuing operations	$25,540	$18,664	$44,204

Depreciation and depletion	$81,957	$25	$81,982
Capital expenditures	$36,397	$-	$36,397
Total assets	$6,723,656	$1,436,637	$8,160,293

(a)	During the three months ended June 30, 2015, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from the three largest customers was $100.3 million,

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations (continued)

$76.6 million and $48.5 million (June 30, 2014—$176.8 million, $105.4 million and $45.0 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

	Three Months Ended June 30, 2014
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$459,548	$-	$459,548
Cost of sales	(383,461)	-	(383,461)
Gross margin	76,087	-	76,087

Operating expenses	(114,622)	16,050	(98,572)
Corporate administration expenses	-	(8,529)	(8,529)
Other income (expenses)	-	10,118	10,118
Income (loss) before finance items and taxes	(38,535)	17,639	(20,896)

Finance items
Finance income	584	922	1,506
Finance costs	(116,219)	114,280	(1,939)
Income (loss) from continuing operations before taxes	$(154,170)	$132,841	$(21,329)

Provision for income and other taxes	(460)	(12,075)	(12,535)
Income (loss) from continuing operations	$(154,630)	$120,766	$(33,864)

Depreciation and depletion	$114,452	$224	$114,676
Capital expenditures	$42,855	$35	$42,890
Total assets	$7,817,903	$273,934	$8,091,837

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations (continued)

	Six Months Ended June 30, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$847,418	$-	$847,418
Cost of sales	(483,529)	-	(483,529)
Gross margin	363,889	-	363,889

Operating expenses	(164,048)	(23,561)	(187,609)
Corporate administration expenses	-	(9,299)	(9,299)
Other income (expenses)	1,606	(46,155)	(44,549)
Income (loss) before finance items and taxes	201,447	(79,015)	122,432

Finance items
Finance income	580	631	1,211
Finance costs	(227,841)	225,481	(2,360)
Income (loss) from continuing operations before taxes	$(25,814)	$147,097	$121,283

Provision for income and other taxes	(111)	(24,540)	(24,651)
Income (loss) from continuing operations	$(25,925)	$122,557	$96,632

Depreciation and depletion	$168,398	$49	$168,447
Capital expenditures	$66,754	$-	$66,754
Total assets	$6,723,656	$1,436,637	$8,160,293

(b)

During the six months ended June 30, 2015, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from the three largest customers was $191.1 million, $166.3 million and $94.7 million (June 30, 2014 – $176.8 million, $142.9 million and $102.8 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	Operating segments - continuing operations (continued)

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

	Six Months Ended June 30, 2014
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$573,495	$-	$573,495
Cost of sales	(476,943)	-	(476,943)
Gross margin	96,552	-	96,552

Operating expenses	(191,992)	24,543	(167,449)
Corporate administration expenses	-	(14,961)	(14,961)
Other income (expenses)	-	11,347	11,347
Income (loss) before finance items and taxes	(95,440)	20,929	(74,511)

Finance items
Finance income	1,395	5,225	6,620
Finance costs	(231,980)	221,575	(10,405)
Income (loss) from continuing operations before taxes	$(326,025)	$247,729	$(78,296)

Provision for income and other taxes	(2,075)	(23,844)	(25,919)
Income (loss) from continuing operations	$(328,100)	$223,885	$(104,215)
Depreciation and depletion	$145,908	$404	$146,312
Capital expenditures	$86,161	$282	$86,443
Total assets	$7,817,903	$273,934	$8,091,837

4.	Revenue

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Copper-gold concentrate
Copper	$220,267	$300,788	$410,504	$379,384
Gold	197,425	153,044	429,730	186,930
Silver	3,569	5,716	7,184	7,181
	$421,261	$459,548	$847,418	$573,495

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	Cost of sales

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Production and delivery	$147,446	$270,615	$321,390	$335,085
Depreciation and depletion	78,216	112,846	162,139	141,858
	$225,662	$383,461	$483,529	$476,943

6.	Operating expenses by nature

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Operating segment administration (a)	$56,008	$51,307	$98,445	$97,351
Royalty expenses (b)	49,775	23,523	71,655	29,466
Impairment and write downs (reversals)	(25,625)	18,620	(9,245)	27,043
Selling expenses	7,449	3,490	14,902	9,240
Care and maintenance costs	1,401	697	3,997	819
Depreciation	3,766	1,830	6,308	4,454
Other	1,292	(895)	1,547	(924)
	$94,066	$98,572	$187,609	$167,449

(a)

Operating segment administration includes a charge of $22.1 million in the three and six month periods ended June 30, 2015 for settlement of amounts not previously paid or provided for in relation to a Tax Act received by Oyu Tolgoi in June 2014. Settlement followed signature of the Oyu Tolgoi Underground Mine Development and Financing Plan (“UDP”) on May 18, 2015.

(b)

Royalty expenses include an adjustment of $17.1 million made during the three and six month periods ended June 30, 2015 for recalculation of royalties payable following signature of the UDP on May 18, 2015.

7.	Other (expenses) income

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Gain on sale of mineral property rights	$-	$14,019	$-	$14,019
Realized losses on disposal of available for sale investments (Note 19)	(921)	-	(8,996)	-
Foreign exchange gains (losses)	95	(1,386)	2,582	3,036
Write off of property, plant and equipment (a)	(36,794)	-	(36,794)	-
Other including exploration and evaluation	(1,008)	(2,515)	(1,341)	(5,708)
	$(38,628)	$10,118	$(44,549)	$11,347

(a)

Following signature of the UDP, a net smelter royalty, purchased in 2003 from BHP Billiton and included in property, plant and equipment, was written off as the Company conceded that it has no entitlement to receive payment.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	Finance income and finance costs

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Finance income:
Interest income on bank deposits and short-term investments	$613	$1,506	$1,211	$2,984
Realized gains on foreign currency forward contracts	-	-	-	2,572
Other finance income	-	-	-	1,064
	$613	$1,506	$1,211	$6,620

Finance costs:
Interest expense and similar charges	$(236)	$(196)	$(474)	$(6,776)
Accretion of decommissioning obligations (Note 17)	(393)	(1,743)	(1,886)	(3,629)
	$(629)	$(1,939)	$(2,360)	$(10,405)

9.	Cash and cash equivalents

	June 30, 2015	December 31, 2014	January 1, 2014

Cash on hand and demand deposits	$362,226	$141,271	$78,112
Short-term liquid investments (a)	804,641	721,484	-
	$1,166,867	$862,755	$78,112

(a)	Certain short-term liquid investments have been placed with wholly owned subsidiaries of Rio Tinto (refer to Note 23).

10.	Inventories

	June 30, 2015	December 31, 2014	January 1, 2014

Current
Copper-gold concentrate	$87,761	$142,242	$533,895
Copper-gold stockpiles	17,237	11,596	7,529
Materials and supplies	272,646	274,320	309,620
Coal stockpiles	-	-	8,305
Provision against carrying value of materials and supplies	(34,755)	(31,376)	(14,839)
	$342,889	$396,782	$844,510
Non-current
Copper-gold stockpiles	$186,617	$159,246	$118,497
Provision against carrying value	(93,865)	(106,489)	(97,268)
	$92,752	$52,757	$21,229

During the six month period ended June 30, 2015, net inventory write down reversals amounting to $9.2 million (June 30, 2014—$18.9 million write down) were recognized.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	Prepaid expenses and other deposits

	June 30, 2015	December 31, 2014	January 1, 2014

Mongolian tax prepayments (Note 13)	$50,449	$60,000	$-
Prepaid expenses and other deposits	9,208	16,903	33,378
Standby purchaser fee prepayment (Note 18 (c))	-	-	71,710
	$59,657	$76,903	$105,088

12.	Property, plant and equipment

	Oyu Tolgoi
Six Months Ended June 30, 2015	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	30,128	78	36,548	-	66,754
Depreciation for the period	(44,397)	(128,363)	-	(46)	(172,806)
Disposals and write offs	(36,794)	(1,318)	-	-	(38,112)
Transfers and other movements	-	1,410	(1,410)	(2)	(2)
June 30, 2015	$897,309	$3,567,746	$1,987,910	$264	$6,453,229

Cost	1,060,126	4,216,516	1,987,910	3,783	7,268,335
Accumulated depreciation / impairment	(162,817)	(648,770)	-	(3,519)	(815,106)
June 30, 2015	$897,309	$3,567,746	$1,987,910	$264	$6,453,229

	Oyu Tolgoi
Six Months Ended June 30, 2014	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2014	$984,017	$3,856,856	$1,961,714	$406,866	$7,209,453
Additions	34,018	4,482	47,582	8,579	94,661
Depreciation for the period	(24,679)	(104,917)	-	(26,046)	(155,642)
Impairments charges	-	-	(8,170)	(277)	(8,447)
Disposals and write offs	-	(973)	-	(178)	(1,151)
Transfers and other movements	-	3,059	(3,059)	-	-
June 30, 2014	$993,356	$3,758,507	$1,998,067	$388,944	$7,138,874

Cost	1,076,228	4,131,855	1,998,067	579,448	7,785,598
Accumulated depreciation / impairment	(82,872)	(373,348)	-	(190,504)	(646,724)
June 30, 2014	$993,356	$3,758,507	$1,998,067	$388,944	$7,138,874

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	Financial assets

	June 30, 2015	December 31, 2014	January 1, 2014

Mongolian tax prepayments (a)	$-	$19,886	$157,983
Available for sale investments (b)	10,725	34,325	70,254
Mongolian treasury bill (c)	-	-	109,294
Interests in joint ventures (d)	-	-	24,205
Other	4,874	6,342	8,735
	$15,599	$60,553	$370,471

(a)	Mongolian tax prepayments

The Company made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011, respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Tax payments are offset at a rate of $5.0 million per month since September 2013. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made. The Company initially recognized the tax prepayments at their fair value ($125.4 million) and subsequently carried them at amortized cost with interest income recognized in income using the effective interest method.

During 2014, the Company reached an agreement with the Government of Mongolia to apply up to $5.0 million per month of the tax prepayments against Mongolian taxes owing. During the three and six month periods ended June 30, 2015, the Company offset $15.0 million (2014 - $21.1 million) and $30.0 million (2014 - $50.0 million) of tax prepayments against Mongolian taxes and recognized $0.3 million (2014 - $0.5 million) and $0.6 million (2014 - $1.1 million) of interest income. The expected application against Mongolian taxes for the next 12 months of $50.4 million is recorded as current in Prepaid expenses and other deposits (Note 11).

The total prepayment outstanding at June 30, 2015 was $50.4 million and is recorded in the financial statements at amortized cost. The fair value of the outstanding prepayment at June 30, 2015 was $48.3 million (December 31, 2014: $75.4 million; January 1, 2014: $145.0 million). The fair value of the tax prepayments was estimated based on available public information regarding what market participants would consider paying for such investments.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	Financial assets (continued)

(b)	Available for sale equity securities

	June 30, 2015				December 31, 2014				January 1, 2014
	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Ivanhoe Mines Ltd. (i)	1.3%	$8,279	$(1,936)	$6,343	5.4%	$34,057	$(2,206)	$31,851	6.4%	$34,057	$25,953	$60,010
Entrée Gold Inc.	9.4%	4,723	(380)	4,343	9.4%	4,723	(2,283)	2,440	9.4%	4,723	(696)	4,027
Other	-	50	(11)	39	-	50	(16)	34	-	5,710	507	6,217
		$13,052	$(2,327)	$10,725		$38,830	$(4,505)	$34,325		$44,490	$25,764	$70,254

(i)

At June 30, 2015, the Company held no freely tradable Class A common shares (December 31, 2014 – 22.4 million, January 1, 2014 – 11.7 million) of Ivanhoe Mines Ltd. (“Ivanhoe”) and 9.0 million Class A common shares (December 31, 2014 – 14.7 million, January 1, 2014 – 25.4 million) that are subject to certain trading restrictions that are lifted on a portion every three months, with all the common shares becoming freely tradable by January 23, 2016.

During June 2015, Turquoise Hill disposed of 5.3 million shares in Ivanhoe at a weighted average price of Cdn$0.93 per share resulting in a realized loss on disposal of $0.9 million. During February 2015, Turquoise Hill had disposed of 22.9 million shares in Ivanhoe at a weighted average price of Cdn$0.71 per share resulting in a realized loss on disposal of $8.1 million.

(c)	Mongolian treasury bill

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill was October 20, 2014 and the $115.0 million face value was repaid by the Mongolian Government on October 17, 2014.

(d)	Interests in joint ventures

SouthGobi has a 40% interest in RDCC LLC, a joint venture. The investment in joint venture was classified as held for sale within the SouthGobi disposal group from July 29, 2014 to April 23, 2015, when SouthGobi ceased to be a consolidated subsidiary.

14.	Assets held for sale and discontinued operations

2014 sale and purchase agreement and impairment charge

Following signature of a sale and purchase agreement with National United Resources Holdings Limited (“NUR”) on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

On May 1, 2015, the Company announced that the sale and purchase agreement with NUR had expired on April 30, 2015 without the transaction contemplated thereunder having being completed.

Upon classification of SouthGobi as held for sale during the three month period ended September 30, 2014, the Company remeasured SouthGobi at the lower of its carrying value and fair value less cost to sell

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	Assets held for sale and discontinued operations (continued)

(“FVLCS”), with subsequent adjustment to an updated FVLCS at December 31, 2014. As a result, the Company recorded an impairment charge of $216.2 million ($122.0 million after non-controlling interests) against property, plant and equipment (including deferred stripping balances recognized on transition to IFRS) within the disposal group in its financial statements for the year ended December 31, 2014.

2015 impairment reversal

As a result of an increase in SouthGobi’s quoted share price during the three month period ended March 31, 2015, the Company recorded an impairment reversal of $73.6 million ($35.2 million after non-controlling interests) against property, plant and equipment. The estimate of FVLCS giving rise to the reversal of impairment was based upon a quoted share price of Cdn$0.90 at March 31, 2015 and included adjustments for amounts receivable from SouthGobi which eliminated on consolidation prior to divestment.

Divestment to Novel Sunrise Investments Limited

On April 23, 2015, the Company completed the sale of 48.7 million shares in SouthGobi to Novel Sunrise Investments Limited (“NSI”) at a price of Cdn$0.35 per common share. Cash proceeds of Cdn$8.5 million were received on completion, with a balance of Cdn$8.5 million payable to the Company on the first anniversary of closing. A further 1.7 million shares were sold to NSI on June 3, 2015 2015 at a price of Cdn$0.35 per common share.

A loss on sale of $20.2 million was recorded within discontinued operations for the three months ended June 30, 2015, as a result of the price per share divested being below the quoted share price on which the estimate of FVLCS was based.

Following completion of the transactions with NSI, Turquoise Hill’s ownership of SouthGobi fell to 22.6%. On completion of the April 23 transaction, SouthGobi ceased to be a subsidiary company of Turquoise Hill and became an investment in an associate.

Subsequent re-measurement and presentation

Immediately after the divestment to NSI, the Company’s remaining investment in SouthGobi was recorded within current assets held for sale at an initial carrying value of $36.2 million, being an estimate of FVLCS based on the quoted share price at April 23, 2015. Subsequent to initial recognition, the investment is measured at the lower of original carrying amount and FVLCS, in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Charges and credits relating to changes in the FVLCS of the investment, based on the quoted stock price, are classified as other income (expenses) within discontinued operations.

Income and cash flows of SouthGobi up to April 23, 2015 are presented as discontinued operations in the consolidated statements of income (loss) and the consolidated statements of cash flows, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	Assets held for sale and discontinued operations (continued)

The carrying amounts of assets and liabilities included in the disposal group are as follows:

	June 30, 2015	December 31, 2014

Cash and cash equivalents	$-	$3,788
Inventories	-	31,256
Trade and other receivables	-	461
Prepaid expenses and other assets	-	4,194
Property, plant and equipment	-	163,216
Investment in associated company	33,136	-
Financial assets	-	26,574
Assets of disposal groups held for sale	$33,136	$229,489

Borrowings and other financial liabilities	-	2,301
Trade and other payables	-	10,324
Deferred revenue	-	11,898
Payable to related parties	-	771
Convertible credit facility	-	92,873
Decomissioning obligations	-	2,704
Liabilities of disposal groups held for sale	$-	$120,871

The net loss reported in discontinued operations for all periods presented is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014

Revenue	$130	$7,474	$2,392	$14,649
Cost of sales	(1,294)	(19,713)	(8,364)	(38,079)
Reversal of write down of property, plant and equipment	-	-	73,638	-
Loss on sale of discontinued operations	(20,167)	-	(20,167)	-
Other income (expenses)	(5,623)	(10,309)	(13,849)	(20,103)
Income (loss) after tax from discontinued operations	$(26,954)	$(22,548)	$33,650	$(43,533)

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	Borrowings and other financial liabilities

	June 30, 2015	December 31, 2014	January 1, 2014
Current
Interim funding facilities (a)	$-	$-	$1,789,787
Bridge funding facilities (a)	-	-	339,475
Interest payable	-	-	15,831
Credit facilities (b)	-	-	-
	$-	$-	$2,145,093

Non-current
Capital lease payable	$13,834	$14,086	$14,564
Convertible debenture (c)	-	-	94,302
	$13,834	$14,086	$108,866

(a)	Interim and bridge funding facilities

All amounts owing under the Interim and Bridge funding facilities provided by Rio Tinto to the Company were repaid by January 14, 2014 with proceeds from the 2013 rights offering. The facilities were then cancelled.

(b)	Revolving credit facility

On March 19, 2015, Oyu Tolgoi signed a secured $200.0 million revolving credit facility with five banks, replacing an unsecured $200.0 million facility signed on February 24, 2014 which matured on February 24, 2015. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The credit facility matures on March 19, 2016. At June 30, 2015, no amounts had been drawn down on the facility.

(c)	Convertible debenture

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets. Pursuant to the convertible debenture’s terms, on March 29, 2010, SouthGobi exercised its right to call for conversion of $250 million of the convertible debenture into 21.5 million shares.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	Borrowings and other financial liabilities (continued)

	June 30, 2015	December 31, 2014	January 1, 2014
Principal amount of convertible debenture	$-	$250,000	$250,000

(Deduct) add:
Transaction costs	-	(2,801)	(2,801)
Bifurcation of embedded derivative liability	-	(156,646)	(156,646)
Accretion of discount	-	486	354
Carrying amount of debt host contract	$-	$91,039	$90,907

Embedded derivative liability	-	1,834	3,395
Convertible credit facility	$-	$92,873	$94,302

Less amount classified as liabilities held for sale	-	(92,873)	-
Net carrying amount of convertible credit facility	$-	$-	$94,302

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

The debenture was classified as held for sale within the SouthGobi disposal group from July 29, 2014.

16.	Trade and other payables

	June 30, 2015	December 31, 2014	January 1, 2014

Trade payables and accrued liabilities	$163,408	$184,750	$278,902
Other	5,135	1,102	1,493
	$168,543	$185,852	$280,395

17.	Decommissioning obligations

	June 30, 2015	December 31, 2014	January 1, 2014
Oyu Tolgoi	$95,462	$93,004	$116,254
SouthGobi	-	-	2,308
	$95,462	$93,004	$118,562

	Six Months Ended June 30,
	2015	2014
Opening carrying amount	$93,004	$118,562
Changes in estimates	572	2,596
Accretion of present value discount	1,886	3,629
	$95,462	$124,787

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	Decommissioning obligations (continued)

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures have been discounted to their present value at a real rate of 2.0% (December 31, 2014 – 2.0%, January 1, 2014 – 2.0%).

18.	Share capital

	Six Months Ended June 30, 2015
	Number of Common Shares	Amount
Balances, January 1, 2015	2,012,298,797	$11,432,060
Shares issued for:
Exercise of stock options (b)	10,222	24
Balances, June 30, 2015	2,012,309,019	$11,432,084

	Six Months Ended June 30, 2014
	Number of Common Shares	Amount
Balances, January 1, 2014	1,006,116,602	$9,150,621
Shares issued for:
Rights offering net of issue costs of $79,875 ( c)	1,006,116,602	2,280,934
Exercise of stock options (b)	59,840	398
Share purchase plan	5,753	19
Balances, June 30, 2014	2,012,298,797	$11,431,972

(a)	Rio Tinto interests

As at June 30, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014 – 50.8%, June 30, 2014 - 50.8%, January 1, 2014 – 50.8%). The Company’s Series D and Anti-Dilution Series D Warrants (the Warrants) expired on May 22, 2015 unexercised. The Warrants were acquired by Rio Tinto in conjunction with the 2012 Memorandum of Agreement. The Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $8.20 per common share. The Anti-Dilution Series D Warrants were exercisable to purchase 74,247,460 common shares of the Company at a price of $4.31 per common share.

(b)	Share Options

During the six month period ended June 30, 2015, 10,222 options were exercised, 1,630,780 options were cancelled, no options expired, no options were granted and $0.1 million was charged to operations.

(c)	2013 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	Share capital (continued)

(c)	2013 Rights Offering (continued)

offering, each shareholder of record as at December 6, 2013 received one right for each common share held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 Memorandum of Agreement (“MOA”) and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2013 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

The pro rata distribution of rights to the Company’s shareholders was accounted for as an equity instrument. Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees relating to the rights offering totalled approximately $79.8 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

The standby purchaser fee liability contained an embedded derivative as it was equal to 3% of the Canadian and U.S. dollar proceeds received upon the rights offering close. Therefore, the embedded derivative was measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as a prepaid expense in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering. During the six month period ended June 30, 2014, the Company recognized a derivative gain of $1.1 million associated with the remeasurement of the standby purchaser fee liability.

19.	Accumulated other comprehensive income (loss)

	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized (Loss) Gain on Available For Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, January 1, 2015	$(4,505)	$-	$-	$(4,505)

Change in other comprehensive loss before reclassifications	(6,818)	-	-	(6,818)
Reclassifications from accumulated other comprehensive income (Note 13 (b))	8,996	-	-	8,996
Net other comprehensive income	2,178	-	-	2,178
Balance, June 30, 2015	$(2,327)	$-	$-	$(2,327)

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	Accumulated other comprehensive income (loss) (continued)

	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized (Loss) Gain on Available For Sale Debt Securities	Noncontrolling Interests	Total Attributable to the Company

Balance, January 1, 2014	$25,764	$(3,171)	$(246)	$22,347
Change in other comprehensive (loss) income before reclassifications	(16,857)	2,089	43	(14,725)
Reclassifications from accumulated other comprehensive income	1,766	-	-	1,766
Net other comprehensive (loss) income	(15,091)	2,089	43	(12,959)
Balance, June 30, 2014	$10,673	$(1,082)	$(203)	$9,388

20.	Non-controlling interests

At June 30, 2015, there were non-controlling interests in subsidiaries as follows:

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total
Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Non-controlling interests’ share of income (loss)	29,635	(20,398)	9,237
Changes in equity interests held by Turquoise Hill	1,823	-	1,823
Disposal of subsidiary	(88,048)	-	(88,048)
Balance, June 30, 2015	$-	$(703,459)	$(703,459)

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total
Balance, January 1, 2014	$171,348	$(541,511)	$(370,163)
Non-controlling interests’ share of loss	(19,107)	(114,882)	(133,989)
Non-controlling interests’ share of other comprehensive loss	(43)	-	(43)
Changes in equity interests held by Turquoise Hill	(2,158)	-	(2,158)
Balance, June 30, 2014	$150,040	$(656,393)	$(506,353)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at June 30, 2015, the cumulative amounts of such funding and accrued interest were $751.1 million (December 31, 2014 - $751.1 million; June 30, 2014 - $751.1 million; and January 1, 2014 - $751.1 million) and $199.1 million (December 31, 2014 - $168.6 million; June 30, 2014 - $139.0 million; and January 1, 2014 - $110.5 million), respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from (used in) operating activities

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Income (loss) from continuing operations	$44,204	$(33,864)	$96,632	$(104,215)

Adjustments for:
Concentrate prepayment facility offsets	-	(26,913)	-	(26,913)
Depreciation and amortization	81,982	114,884	168,447	146,520
Finance items:
Interest income	(613)	(1,506)	(1,211)	(2,984)
Interest and accretion expense	629	1,939	2,360	10,405
Realized and unrealized losses on financial instruments	921	-	8,996	-
Unrealized foreign exchange (gains) losses	(261)	(141)	(130)	166
Inventory write downs (reversals)	(25,625)	10,450	(9,245)	18,873
Write down of carrying value of property, plant and equipment	38,087	8,170	38,341	8,170
Tax prepayment offset	15,000	21,080	30,000	49,965
Gains on sale of mineral property rights and other assets	-	(14,019)	-	(14,019)
Income and other taxes	12,888	11,622	24,651	23,053
Other items	627	1,355	790	1,045
Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(17,276)	110,342	19,551	38,873
Trade and other receivables and Prepaid expenses and other assets	14,587	(11,441)	15,661	(19,102)
Due from related parties	(144)	1,200	3,275	1,384
(Decrease) increase in:
Trade and other payables	27,649	(7,950)	(20,958)	(65,662)
Deferred revenue	54,531	(15,164)	(13,722)	7,263
Payable to related parties	(5,908)	(1,407)	(16,874)	(8,322)
Cash generated from operating activities of continuing operations before interest and tax	241,278	168,637	346,564	64,500

Cash used in operating activities of discontinued operations before interest and tax	(2,096)	(14,846)	(5,911)	(22,578)

Cash generated from operating activities before interest and tax	$239,182	$153,791	$340,653	$41,922

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Investing activities
Tax prepayment (Note 13)	$15,000	$21,080	$30,000	$49,965

Financing activities
Repayment of credit facility	-	(26,760)	-	(35,884)

22.	Earnings (loss) per share

The basic earnings (loss) per share is computed by dividing the net income (loss) attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

The potentially dilutive shares excluded from the earnings (loss) per share calculation due to antidilution are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Options	1,701,733	3,695,563	1,701,733	3,695,563
Series D warrants	-	74,247,460	-	74,247,460
Anti-diultive Series D warrants	-	74,247,460	-	74,247,460
	1,701,733	152,190,483	1,701,733	152,190,483

23.	Related parties

	June 30, 2015	December 31, 2014	January 1, 2014
Due from related parties:
Rio Tinto (a)	$4,588	$7,864	$5,070
SouthGobi (b)	10,427	-	-
	$15,015	$7,864	$5,070

Payable to related parties:
Rio Tinto (a)	$(36,910)	$(53,784)	$(247,692)
SouthGobi (b)	-	-	-
	$(36,910)	$(53,784)	$(247,692)

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	Related parties (continued)

(a)	Related party transactions with Rio Tinto

As at June 30, 2015, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2014 and January 1, 2014: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	June 30, 2015	December 31, 2014	January 1, 2014
Cash and cash equivalents (i)	$739,758	$711,468	$-
Due from related parties	4,588	7,864	5,070
Payable to related parties:
Management service payments (ii)	(6,682)	(7,729)	(100,569)
Cost recoveries (iii)	(30,228)	(46,055)	(75,237)
Standby purchaser fee	-	-	(71,886)
Interest payable on long-term debt	-	-	(13,530)
Interim funding facility (Note 15)	-	-	(1,789,787)
New bridge facility (Note 15)	-	-	(339,475)
	$707,436	$665,548	$(2,385,414)

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest income on demand deposits	$309	$-	$555	$-
Cost recoveries - Turquoise Hill	1,281	305	2,381	882

Financing costs:
Commitment fees (iv)	-	-	-	(224)
Interest expense (iv)	-	-	-	(4,903)
Management services payment (ii)	(3,964)	(7,143)	(11,155)	(13,508)
Cost recoveries - Rio Tinto (iii)	(16,074)	(24,235)	(24,727)	(40,541)
	$(18,448)	$(31,073)	$(32,946)	$(58,294)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may, from time to time, deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. Cash and cash equivalents at June 30, 2015 included deposits with wholly owned subsidiaries of Rio Tinto totalling $739.8 million and are repayable, in whole or in part, to the Company on demand. The deposits earned interest at an average market rate equivalent. The rate was determined with reference to commercially available returns, on similar investments, offered by a representative group of banks.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

March 31, 2010 onwards. Until the Oyu Tolgoi open pit mine achieved Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0% for open pit operations and, in accordance with the UDP signed on May 18, 2015, will be 1.5% for Underground capital construction costs.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iv)

The Rio Tinto credit facilities included gross-up provisions for withholding taxes. Accordingly, front end fees, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

The above noted transactions were carried out in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Related party transactions with SouthGobi

The following table summarizes transactions with SouthGobi which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
SouthGobi - from April 23, 2015 (i)	$198	$-	$198	$-
	$198	$-	$198	$-

The above noted transactions were in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At June 30, 2015, $10.4 million was due from SouthGobi. There were no amounts payable to companies related to Turquoise Hill by way of directors, officers or shareholders in common.

(i)

SouthGobi became an investment in a company subject to significant influence on April 23, 2015 (see Note 14 for further information); prior to this SouthGobi was a consolidated subsidiary of Turquoise Hill and transactions between the Company and SouthGobi were eliminated upon consolidation. Amounts owing from SouthGobi at June 30, 2015 are classified as receivable from related parties; transactions occurring after April 23, 2015 between the Company and SouthGobi are disclosed as related party transactions.

24.	Contingencies

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

	Fair Value at June 30, 2015
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$10,725	$4,382	$6,343	$-
	$10,725	$4,382	$6,343	$-

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$34,325	$22,215	$12,110	$-
	$34,325	$22,215	$12,110	$-

	Fair Value at January 1, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Available for sale investments	$70,254	$30,899	$39,355	$-
Mongolian treasury bill	109,294	-	-	109,294
	$179,548	$30,899	$39,355	$109,294

Liabilities:
Payable to related parties	$71,886	$-	$71,886	$-
	$71,886	$-	$71,886	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	Financial instruments and fair value measurements (continued)

The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices. Available for sale investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices.

26.	First time adoption of IFRS

The Company’s first condensed consolidated interim financial statements prepared in accordance with IFRS were published on May 8, 2015 for the three months ended March 31, 2015.

The accounting policies set out in Note 2 and in the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2015, have been consistently applied in preparing interim financial statements for the periods ended June 30, 2015, the comparative information presented in these interim financial statements for both periods ended June 30, 2014 and year ended December 31, 2014, and in the preparation of an opening IFRS statement of financial position at January 1, 2014 (Transition Date).

In preparing its opening IFRS statement of financial position, Turquoise Hill has adjusted amounts reported previously in financial statements prepared in accordance with US GAAP (its previous GAAP). Explanations of how the transition from its previous GAAP to IFRS has affected the Company’s equity and its comprehensive income (loss) are set out in the following reconciliations and the notes that accompany them.

Changes made to the consolidated statements of income (loss), comprehensive income (loss) and the consolidated statements of financial position have resulted in reclassification of various amounts on the statements of cash flows; however as there have been no changes to the net cash flows, no reconciliations have been prepared.

Pursuant to IFRS 1 First-time Adoption of International Financial Reporting Standards, Turquoise Hill has applied IFRS on a retrospective basis, subject to relevant mandatory exceptions and voluntary exemptions to retrospective application of IFRS. These exceptions and exemptions are described in the notes to the condensed interim consolidated financial statements for the three months ended March 31, 2015, and the reconciliations below should be read in conjunction with that information.

Reconciliation of equity	Note	December 31, 2014	June 30, 2014	January 1, 2014

Equity under U.S. GAAP		$7,576,725	$7,650,544	$4,578,086
IFRS adjustments to equity:
Non-current inventories	a	(110,330)	(118,162)	(103,892)
Deferred stripping costs (Oyu Tolgoi)	b	42,395	16,314	9,442
Deferred stripping costs (SouthGobi)	b	-	101,132	96,063
Available for sale equity investments	c	873	5,452	14,331
Loans receivable	d	4,509	6,541	13,024
Decommissioning obligations	e	(1,703)	(1,990)	(1,614)
Income taxes	f	-	1,464	4,547
Rights offering	g	-	-	928,280
Consolidation and classification of SouthGobi	h	55,986	-	-
Other		10	(455)	735
Total IFRS adjustments to equity		$(8,260)	$10,296	$960,916
Total equity under IFRS		$7,568,465	$7,660,840	$5,539,002

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS (continued)

Reconciliation of total comprehensive income (loss)	Note	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014

Comprehensive loss under U.S. GAAP		$(53,636)	$(173,934)
IFRS adjustments to income (loss):
Non-current inventories	a	(8,628)	(14,269)
Deferred stripping costs	b	7,032	11,940
Decommissioning obligations	e	(134)	(376)
Loans receivable	d	122	-
Income taxes	f	(1,408)	(8,676)
Rights offering	g	-	34,034
Other		308	343
IFRS adjustments to comprehensive income (loss)
Investments in securities available for sale	c	(4,392)	(8,879)
Loans receivable	d	(3,488)	(6,483)
Income taxes	f	54	5,593
Total IFRS adjustments to comprehensive loss		$(10,534)	$13,227
Comprehensive loss under IFRS		$(64,170)	$(160,707)

Notes to the reconciliations

The following notes should be read in conjunction with the accounting policies contained in Note 2 and detailed further in the condensed interim consolidated financial statements for the three months ended March 31, 2015.

(a)	Non-current inventories

Under US GAAP, the Company valued copper-gold stockpiles expected to be processed and sold in greater than one year at the lower of weighted average cost and undiscounted net realizable value. Under IFRS, the Company has elected to value inventory at the lower of cost and net realizable value, calculated on a discounted cash flow basis when the inventory is expected to be sold in greater than one year.

(b)	Deferred stripping costs

Under US GAAP, production phase stripping costs for open pit mines are treated as current production costs. Under IFRS, stripping costs in the production phase are capitalized to mineral properties if the stripping activities provide a probable future economic benefit.

(c)	Available for sale equity investment—Ivanhoe Mines Ltd.

Under US GAAP, the Company’s investment in Class A common shares of Ivanhoe Mines Ltd., including those which were restricted from trading for less than a year, were accounted for as an available for sale investment. Class A common shares restricted for over a year were accounted for using the cost method. Under IFRS, all Class A common shares of Ivanhoe Mines Ltd. are accounted for as available for sale investments.

(d)	Loans and receivables - Mongolian Tax Prepayments

Under US GAAP, the Company treated the tax prepayments as available for sale financial assets. Under IFRS, the Company has classified these prepayments as loan receivables and carries them at amortized cost, reduced by amounts applied to tax prepayments.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed Interim Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

26.	First time adoption of IFRS (continued)

(e)	Decommissioning Obligations

Under US GAAP, provisions for decommissioning obligations are discounted using a credit-adjusted risk-free rate for the entity and the liability is remeasured only for changes to the estimated cash flows. Under IFRS, provisions for decommissioning obligations are discounted using a discount rate that reflects the specific risks of the liability but excludes the entity’s own credit risk. The entire provision is remeasured each reporting period, reflecting changes in risk-free discount rates and estimated cash flows.

(f)	Income Taxes

Under IFRS, deferred taxes are not recognized upon the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transition, affects neither accounting profit nor taxable profit. This exception to the recognition of deferred taxes does not exist under US GAAP. Accordingly, deferred taxes arising from such items have been derecognized upon the adoption of IFRS.

(g)	Rights Offering

Under US GAAP, the Company recognized a derivative financial liability for the 2013 rights offering because the rights included a foreign currency option, as each holder was able to elect to exercise its rights in US or Canadian dollars. Under US GAAP, changes in the fair value of the derivative financial liability were recorded in the statement of operations. Under IFRS, the Company has recorded these rights as an equity instrument and therefore no derivative has been recorded.

(h)	Consolidation and classification of SouthGobi

Under US GAAP, the Company classified SouthGobi as held for sale and a discontinued operation during the three months ended September 30, 2014 and as a result restated previous periods presented to reflect the classification as held for sale and a discontinued operation. Following completion of a private placement by SouthGobi on December 3, 2014, Turquoise Hill’s ownership fell to 47.9% and the Company classified SouthGobi as an investment subject to significant influence and no longer consolidated. The Company’s investment in SouthGobi at December 31, 2014 was recognized at fair value as an investment within non-current assets held for sale in the Company’s consolidated balance sheet.

Under IFRS, the Company determined that at the time of the private placement on December 3, 2014 and at December 31, 2014, it had the power to control the activities of SouthGobi and has consolidated SouthGobi in the Company’s consolidated financial statements as held for sale and discontinued operations. Under IFRS, the assets and liabilities of SouthGobi are not reclassified as held for sale in comparative information for periods ending before the classification as held for sale during the three months ended September 30, 2014.